SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            Schedule 13G
                Under The Securities Exchange Act of 1934

                          (Amendment No. 1)


                       FHP Intl Corp,  (Dela.)
       ____________________________________________________________
                           (Name Of Issuer)
                                Common
      ______________________________________________________________
                      (Title of Class of Securites)

                               302426101
                          ___________________
                             (Cusip Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                     (Continued on the following page(s))

                             Page 1 of  6 Pages


SEC 1745   (9-82)

CUSIP No.  302426101                  13G           Page 2 of 6 Pages

                                FHP Intl Corp

1  NAME OF REPORTING PERSON S.S.  OR  I.R.S  IDENTIFICATION NO.
   OF ABOVE PERSON.
        Chemical Banking Corporation - CBC
        Chemical Bank                - CB

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)
                                                     (B)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
        Chemical Banking Corporation - CBC
        Chemical Bank                - CB

NUMBER
OF
SHARES     5 SOLE VOTING POWER
             CBC    - 3,155,000
              CB    - 3,155,000

BENEFICIALLY
OWNED BY   6 SHARED VOTING POWER
             NONE

EACH
REPORTING
PERSON     7 SOLE DISPOSITIVE POWER
             CBC    - 260,400
             CB     - 260,400

WITH       8 SHARED DISPOSITIVE POWER
             NONE

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             CBC - 3,155,000
              CB - 3,155,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             CBC -     7.262%
              CB -     7.262%

12  TYPE OF PERSON REPORTING*
             CBC - HC
              CB - BK

                   * SEE INSTRUCTION BEFORE FILLING OUT!

                             FHP Intl Corp

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            Schedule 13G Under
                   The Securities Exchange Act of 1934

                             (Amendment No.1 )



Item 1(a).  Name of Issuer:           FHP Intl Corp

Item 1(b).  Address of Issuer:
                                      9900 Talbert Avenue
                                      Fountain Valley, Ca. 92708

     Principal Executive Officer:     Robert Gumbiner, Chmn

Item 2(a). Name of Person Filing: This notice is filed by CHEMICAL BANKING CORPORATION (CBC) and its wholly owned subsidiary, Texas Commerce Bank (TC).


Item 2(b).  Item 2(b).  Address of Principal Business
                                      CBC:  270 Park Ave
                                   Office:  New York, NY 10017
                                       CB:  270 Park Ave
                                            New York, NY 10017

Item 2(c).     Citizenship:           CBC - Delaware
                                       CB - New York

Item 2(d).     Title of Class of Securities: Common Par

Item 2(e).     CUSIP Number:    302426101

                              FHP Intl Corp


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or dealer registered under Section 15 of the Act.

          (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ] Insurance Company as defined in Section  3(a)(19) of the
                    Act.

          (d) [   ] Investment Company registered under Section 8 of the
                    Investment Company Act.

          (e) [   ] Investment Adviser registered under Section 203 of
                    the Investment Advisers Act of 1940.

          (f) [   ] Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                    [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [ X ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G).

          (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a) Amount Beneficially Owned:
                                  CBC - 3,155,000
                                   CB - 3,155,000

         (b)  Percent of Class:   CBC - 7.262 %
                                   CB - 7.262 %

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                               CBC - 3,155,000
                                CB - 3,155,000

         (ii)   Shared power to vote or to direct the vote:

                               FHP Intl Corp


       (iii)   Sole power to dispose or to direct the disposition of:
                                CBC - 260,400
                                 CB - 260,400

       (iv)   Shared power to dispose or to direct the disposition of:
              None


Item 5.   Ownership of Five Percent or Less of a Class:
          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares.

Item 7.   Identification and Classification of the Subsidiary Which
          Holds the Security Being Reported on by the Parent Holding Company:

          Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof CB is classified as a Bank, as such term is defined in Section
          (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.   Identification and Classification of Members of this Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

                                FHP Intl Corp.



Item 10.  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:     After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:    February 7, 1996




    CHEMICAL BANK               CHEMICAL BANKING CORPORATION

   /s/John B. Wynne              /s/John B. Wynne
      John B. Wynne                 John B. Wynne
      Corporate Secretary           Corporate Secretary







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